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Exhibit 3

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release — May 11, 2010	TSX: PDL
10-16-NAP	NYSE Amex: PAL

North American Palladium Announces First Quarter 2010 Results

Toronto, Ontario — North American Palladium Ltd. ("NAP" or the "Company") today announced financial results and operational updates for the first quarter ended March 31, 2010.

"We achieved a number of corporate milestones during the quarter," said William J. Biggar, President and CEO. "We restarted our palladium mine, which achieved its targeted production rate on May 1, and declared commercial production at our Sleeping Giant gold mine on January 1, with steady-state production expected by mid-2010. We remain committed to delivering strong operating results and will continue to focus on operational improvements to lower costs."

"With respect to our growth projects, we have also made good progress and have committed significant funding for further exploration and development. With a number of advanced-stage projects in our pipeline, we are on track to increase our palladium and gold reserves and production as we work towards becoming a mid-tier precious metals producer," added Mr. Biggar.

Highlights

  •
  Restarted palladium production at the Lac des Iles ("LDI") mine, with forecast production of 140,000 ounces per year on an annualized basis from May 1.

  •
  Started development of the Offset Zone at LDI by commencing construction of a 1,500-metre ramp to a depth of 200 metres below the Roby Underground mine.

  •
  Exploration success nearly doubled the mineral resources at the Sleeping Giant gold mine.

  •
  Exploration success at the Flordin gold property indicates potential for open pit mining.

  •
  Acquired the Vezza gold project in the Abitibi region, within trucking distance of the underutilized Sleeping Giant mill. Vezza includes a hoist, a 741-metre shaft and ancillary surface facilities.

  •
  After quarter-end, completed a $100 million equity financing, with the proceeds to be used primarily to fund the development of the Offset Zone.

Financial Results

The net loss for the quarter ended March 31, 2010 was $14.6 million or $0.11 per share compared to a net income of $0.3 million or $nil per share in the same quarter last year.

Revenue after pricing adjustments for the quarter ended March 31, 2010 was $7.9 million compared to $5.0 million in the same quarter last year. With Sleeping Giant reaching commercial production as of January 1, 2010, NAP is now generating revenue from this mine.

Cash used in operations for the quarter ended March 31, 2010 was $10.2 million, a decline of $24.6 million, compared to cash provided by operations of $14.4 million in the same quarter last year. Cash was used to support LDI's restart and the ramp-up at the Sleeping Giant gold mine, as well as exploration expenditures at both LDI and at Sleeping Giant.

NAP had capital expenditures of $4.5 million for the quarter ended March 31, 2010, relating to the Sleeping Giant gold mine's shaft deepening ($1.0 million) and development ($0.6 million); the startup of the LDI palladium mine including the acquisition of a jaw crusher ($0.9 million), mill flotation redesign ($0.6 million), and other equipment ($0.5 million); and development expenditures on the Offset Zone ($0.9 million).

Net working capital as at March 31, 2010 was $90.6 million (including cash and cash equivalents and short-term investments of $83.4 million), compared to $114.5 million as at December 31, 2009.

Subsequent to the end of the quarter, on April 28, 2010, the Company completed a unit offering of 20 million units at a price of $5.00 per unit for gross proceeds of $100 million.

"Our balance sheet remains strong and, with our recent financing and no long term debt, we are well funded to pursue further development of the Offset Zone," said Jeffrey A. Swinoga, Vice President, Finance and Chief Financial Officer.

NAP's consolidated financial statements for the first quarter ended March 31, 2010 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

Operational Updates

At LDI, during the quarter ended March 31, 2010, 24,840 tonnes of ore was extracted from the Roby Underground mine and was stockpiled and made available for processing at the mill. Ore production from the mine achieved its target rate of 2,600 tonnes per day on May 1, 2010.

The LDI mine is operating seven days per week on two 12-hour shifts per day, with a workforce of 180 people. The Company recently signed a new collective agreement with the United Steelworkers, effective until May 31, 2012, and renewed its smelting contract with Xstrata Nickel to process LDI's concentrate.

At the Sleeping Giant gold mine, for the quarter ended March 31, 2010, 26,832 tonnes of ore was hoisted from underground, with 26,823 tonnes being processed by the mill. The ramp-up for the Sleeping Giant gold mine to steady-state production has been slower than anticipated due in part to lower than expected grades from several producing stopes. In addition, whereas the previous operator maintained approximately 16-18 stopes in production to ensure consistent tonnes and grade, the Company has thus far only operated 9-10 stopes at a time.

The Company determined that three lower grade stopes required further drilling before mining and has attempted to make up for lost tonnage by mining remnants in previously mined stopes. New stopes are under development in order to increase the number of active stopes available for mining.

Outlook

The Company maintains its annualized production guidance of 140,000 ounces of palladium at LDI commencing May 1, and expects cash costs per ounce, net of byproduct credits, to be US$350 per ounce of palladium mined at a rate of 76,000 tonnes per month (2,600 tonnes per day).

The Sleeping Giant gold mine continues to ramp up and is expected to achieve steady-state production in mid-2010 at a milling rate of 15,000 tonnes per month. With the appreciation of the Canadian dollar relative to the US dollar, steady-state cash costs are expected to be approximately US$600 per ounce with annualized steady-state production of 50,000 ounces. The Company's cash costs per ounce for the Sleeping Giant gold mine were significantly higher in the first quarter due to the ramp-up.

Management believes it is delivering on its vision to create a diversified mid-tier precious metals company, and has made progress in achieving many of the strategic initiatives that were outlined for 2010. For the remainder of the year, management intends to focus on:

  •
  Completing an updated resource estimate for the Offset Zone that will include the results of the drilling completed in 2009, to be available in the second quarter of 2010;

  •
  Completing a scoping study for the Offset Zone, to be available in the third quarter of 2010;

  •
  Completing the development of the 1,500-metre ramp at the Offset Zone, and deepening Sleeping Giant's mine shaft by 200 metres, both expected to be completed by the end of the year; and

  •
  Pursuing a significant exploration program aimed at increasing reserves and resources at LDI and in the gold division.

Conference Call and Webcast

The details for the conference call and webcast are as follows:

Date:	Tuesday, May 11, 2010
Time:	2:00 p.m. ET
Webcast:	www.nap.com
Dial in:	416-695-6623 or 800-565-0813
Replay:	416-695-5800 or 800-408-3053
Replay Passcode:	6838321

The conference call replay will be available until June, 1, 2010. An archived audio webcast of the call will also be posted to NAP's website.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining-friendly jurisdictions. Lac des Iles, the Company's flagship mine, is one of North America's two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing a significant exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL. The Company's common shares are included in the S&P/TSX Global Mining Index.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7971 Ext. 226
Email: camilla@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that ramping-up operations at the Lac des Iles and Sleeping Giant mines to a steady-state may not proceed as planned, that other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management's expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	March 31 2010	December 31 2009
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$83,387	$98,255
Taxes receivable	614	204
Inventories	23,923	25,306
Other assets	2,802	2,495

	110,726	126,260
Mining interests	87,396	82,448
Reclamation deposits	10,504	10,503

Total Assets	$208,626	$219,211

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$14,335	$11,195
Current portion of obligations under capital leases	1,492	558
Future income tax liability	4,335	—

	20,162	11,753
Taxes payable	1,573	1,573
Asset retirement obligations	13,065	12,921
Obligations under capital leases	2,200	576
Future mining tax liability	20	127

Total Liabilities	37,020	26,950
Shareholders' Equity
Common share capital and purchase warrants	571,868	583,089
Stock options	2,997	2,704
Contributed surplus	24,505	19,608
Deficit	(427,764)	(413,140)

Total shareholders' equity	171,606	192,261

	$208,626	$219,211

Consolidated Statements of Operations,
Comprehensive Income (Loss) and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

Three months ended March 31	2010	2009
Revenue — before pricing adjustments	$7,930	$—
Pricing adjustments:
Commodities	—	4,018
Foreign exchange	—	1,012

Revenue — after pricing adjustments	7,930	5,030

Operating expenses
Production costs	16,051	—
Care and maintenance costs	—	3,216
Inventory pricing adjustment	—	(2,688)
Smelter treatment, refining and freight costs	18	66
Amortization	2,012	50
Loss on disposal of equipment	9	—
Asset retirement obligation accretion	144	94

Total operating expenses	18,234	738

Income (loss) from mining operations	(10,304)	4,292

Other expenses (income)
General and administration	2,713	2,047
Exploration	4,165	2,408
Interest and other income	(14)	(140)
Foreign exchange loss (gain)	(13)	(370)

Total other expenses	6,851	3,945

Income (loss) before taxes	(17,155)	347
Income and mining tax recovery	(2,531)	—

Net income (loss) and comprehensive income (loss) for the period	(14,624)	347
Deficit, beginning of period	(413,140)	(383,126)

Deficit, end of period	$(427,764)	$(382,779)

Net loss per share
Basic and diluted	$(0.11)	$0.00

Weighted average number of shares outstanding
Basic and diluted	127,405,601	86,750,500

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

Three months ended March 31	2010	2009
Cash provided by (used in)
Operations
Net income (loss) for the period	$(14,624)	$347
Operating items not involving cash
Future income tax recovery	(2,083)	—
Amortization	2,012	50
Stock based compensation and employee benefits	354	423
Asset retirement obligation accretion	144	94
Future mining tax recovery	(107)	—
Unrealized foreign exchange loss (gain)	(6)	121
Other	8	5

	(14,302)	1,040
Changes in non-cash working capital	4,130	13,415

	(10,172)	14,455

Financing Activities
Issuance of common shares and warrants, net of issue costs	33	—
Repayment of senior credit facilities	—	(1,759)
Repayment of obligations under capital leases	(247)	(569)

	(214)	(2,328)

Investing Activities
Advances to Cadiscor Resources Inc.	—	(7,500)
Additions to mining interests	(4,487)	(210)
Proceeds on disposal of mining interests	5	—

	(4,482)	(7,710)

Increase (decrease) in cash and cash equivalents	(14,868)	4,417
Cash and cash equivalents, beginning of period	98,255	43,068

Cash and cash equivalents, end of period	$83,387	$47,485

Cash and cash equivalents consisting of:
Cash	$83,101	$6,653
Short-term investments	286	40,832

	$83,387	$47,485

Consolidated Statements of Shareholders' Equity
(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2009	127,383,051	$572,505	$—	$2,704	$10,584	$19,608	$(413,140)	$192,261
Common shares issued/issuable:
Tax effect of flow-through shares	—	(5,050)	—	—	—	—	—	(5,050)
Warrants expired:
Pursuant to convertible notes	—	—	—	—	(6,238)	4,870	—	(1,368)
Stock options issued:
Stock options exercised	24,750	33	—	—	—	—	—	33
Fair value of stock options exercised	—	34	—	(34)	—	—	—	—
Fair value of stock options cancelled	—	—	—	(27)	—	27	—	—
Stock-based compensation expense	—	—	—	354	—	—	—	354
Net loss for the three months ended March 31, 2010	—	—	—	—	—	—	(14,624)	(14,624)

Balance, March 31, 2010	127,407,801	$567,522	$—	$2,997	$4,346	$24,505	$(427,764)	$171,606

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	—	—	—	—	—
For interest payments on convertible notes payable	14,738	18	(18)	—	—	—	—	—
Stock-based compensation expense	106,443	211	—	212	—	—	—	423
Net income for the three months ended March 31, 2009	—	—	—	—	—	—	347	347

Balance, March 31, 2009	86,767,056	$471,505	$—	$2,517	$14,092	$12,336	$(382,779)	$117,671
Common shares issued/issuable:
On acquisition of Cadiscor	14,457,685	27,325	—	—	—	—	—	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	—	—	—	—	—	4,644
Pursuant to 2009 unit offering, net of issue costs	18,400,000	51,333	—	—	—	—	—	51,333
Private placement of flow-through shares (net)	4,000,000	14,077	—	—	—	—	—	14,077
Warrants issued:
On acquisition of Cadiscor	—	—	—	—	1,168	—	—	1,168
Pursuant to 2009 unit offering, net of issue costs	—	—	—	—	2,243	—	—	2,243
Warrants exercised	1,115,997	3,167	—	—	(866)	—	—	2,301
Warrants expired:
Pursuant to 2007 unit offering	—	—	—	—	(6,053)	6,053	—	—
Stock options issued:
On acquisition of Cadiscor	—	—	—	1,014	—	—	—	1,014
Stock options exercised	85,800	113	—	—	—	—	—	113
Fair value of stock options exercised	—	119	—	(119)	—	—	—	—
Fair value of stock options cancelled	—	—	—	(1,301)	—	1,219	—	(82)
Stock-based compensation expense	99,067	222	—	593	—	—	—	815
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	(30,361)	(30,361)

Balance, December 31, 2009	127,383,051	$572,505	$—	$2,704	$10,584	$19,608	$(413,140)	$192,261

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  Exhibit 3
North American Palladium Announces First Quarter 2010 Results